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                                                                  Exhibit (a)(9)

                        [FORM OF SUMMARY ADVERTISEMENT]

   This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal. The Offer is not being made to, nor will the Company accept tenders from, holders of Shares in any jurisdiction in which the Offer or its acceptance would violate that jurisdiction's laws. The Company is not aware of any jurisdiction in which the making of the Offer or the tender of Shares would not be in compliance with the laws of such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by Salomon Smith Barney or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                    NOTICE OF OFFER TO PURCHASE FOR CASH BY
                           SOFTWARE AG SYSTEMS, INC.

                   UP TO 6,000,000 SHARES OF ITS COMMON STOCK
                   AT A PURCHASE PRICE NOT GREATER THAN $8.00
                         NOR LESS THAN $6.50 PER SHARE

   Software AG Systems, Inc., a Delaware corporation (the "Company"), invites its stockholders to tender up to 6,000,000 shares of its common stock, $0.01 par value per share (the "Common Stock") to the Company at prices not greater than $8.00 nor less than $6.50 per share in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

   THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, MAY 25, 1999, UNLESS THE OFFER IS EXTENDED.

   The Offer is not conditioned on any minimum number of shares of Common Stock being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

   THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, NEITHER THE COMPANY, ITS BOARD OF DIRECTORS NOR THE DEALER MANAGER MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED.

   The Company will, upon the terms and subject to the conditions of the Offer, determine a single per share price (not greater than $8.00 nor less than $6.50 per share), net to the seller in cash (the "Purchase Price"), that it will pay for shares of Common Stock validly tendered and not withdrawn pursuant to the Offer, taking into account the number of shares of Common Stock so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 6,000,000 shares of Common Stock (or such lesser number of shares of Common Stock as are validly tendered at or below the Purchase Price) taking into account the number of shares to be tendered and the prices specified by tendering stockholders. The Company will pay the Purchase Price for all shares of Common Stock validly tendered prior to the Expiration Date (as defined below) at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer including the proration and conditional tender terms described below. The term "Expiration Date" means 5:00 p.m., New York City time, on Tuesday, May 25, 1999, unless
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and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. The Company reserves the right, in its sole discretion, to purchase more than 6,000,000 shares of Common Stock pursuant to the Offer. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, shares of Common Stock that are validly tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to The Bank of New York (the "Depositary") of its acceptance of such shares of Common Stock for payment pursuant to the Offer.

   Upon the terms and subject to the conditions of the Offer, if more than 6,000,000 shares of Common Stock (or such greater number of shares of Common Stock as the Company may elect to purchase pursuant to the Offer) are validly tendered at or below the Purchase Price and not withdrawn, the Company will purchase such validly tendered shares of Common Stock in the following order of priority: (a) all shares of Common Stock validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined in the Offer to Purchase) who tenders all such shares of Common Stock beneficially owned by such Odd Lot Holder at or below the Purchase Price (partial tenders will not qualify for this preference) and who completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery and (b)(i) conditionally tendered in accordance with Section 6 of the Offer to Purchase for which the condition was satisfied and (ii) all other shares tendered properly and unconditionally, in each case at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis.

   The Company's Board of Directors believes that the Offer constitutes a prudent use of the Company's financial resources, given the Company's business profile, assets and current market price. The Company's Board of Directors also believes that the Company's financial condition and outlook and current market conditions, including recent trading prices of the Company's Common Stock, make this an attractive time to repurchase a portion of the outstanding shares. Accordingly, the Offer is consistent with the Company's long term corporate goal of increasing stockholder value. After the Offer is completed, the Company expects to have sufficient cash flow and access to other sources of capital to fund the growth of its core business, including developing new products and making strategic acquisitions. The Offer provides stockholders who are considering a sale of all or a portion of their shares of Common Stock with the opportunity to determine the price or prices (not greater than $8.00 nor less than $6.50 per share) at which they are willing to sell their shares and, subject to the terms and conditions of the Offer, to sell those shares for cash without the usual transaction costs associated with market sales. The Offer also allows stockholders to sell a portion of their shares while retaining a continuing equity interest in the Company. In addition, the Offer may give stockholders the opportunity to sell shares at prices greater than market prices prevailing prior to announcement of the Offer. Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company and thus in the Company's future earnings and assets, subject to the Company's right to issue additional shares of Common Stock and other equity securities in the future.

   Shares of Common Stock tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless accepted for payment by the Company as provided in the Offer to Purchase, may also be withdrawn after 12 midnight, New York City time, on June 22, 1999. For a withdrawal to be effective, the Depositary must receive a notice of withdrawal in written, telegraphic or facsimile transmission form in a timely manner. Such notice of withdrawal must specify the name of the person who tendered the shares of Common Stock to be withdrawn, the number of shares of Common Stock tendered, the number of shares of Common Stock to be withdrawn and the name of the registered holder, if different from that of the person who tendered such shares of Common Stock. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the shares of Common Stock and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of shares of Common Stock tendered by an Eligible Institution). If shares of Common Stock have
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been tendered pursuant to the procedure for book-entry transfer, the notice of withdrawal must specify the name and the number of the account at The Depository Trust Company and otherwise comply with the procedures of such facility.

   The Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before stockholders decide whether to accept or reject the Offer and, if accepted, at what price or prices to tender their shares of Common Stock. These materials are being mailed to record holders of shares of Common Stock and are being furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list (or, if applicable, who are listed as participants in a clearing agency's security position listing) for transmittal to beneficial holders of shares of Common Stock.

   The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference herein.

   Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below.


                     The Information Agent for the Offer is
                    Corporate Investors Communications, Inc.
                               111 Commerce Road
                            Carlstadt, NY 07072-2586
                       All Calls Toll Free (877) 460-2562

                      The Dealer Manager for the Offer is:
                              Salomon Smith Barney
                              390 Greenwich Street
                            New York, New York 10013
                                 (800) 996-7920

April 27, 1999